Exhibit 4.5

DESCRIPTION OF COMMUNITY BANK SYSTEM, INC.’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Community Bank System, Inc. (the “Company” or “our”) had one class of securities, our common stock, par value $1.00 per share (“Common Stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended. The Common Stock is listed on the New York Stock Exchange under the symbol “CBU.”

The following description of the Company’s capital stock is a summary and subject to, and is qualified in its entirety by reference to the provisions of our Certificate of Incorporation, as amended (the “Charter”), and our By-laws, as amended (the “By-laws”), copies of which are incorporated by reference as Exhibits 3.1 through 3.5 to the Annual Report on Form 10-K for the year ended December 31, 2020 of which this Exhibit 4.5 is a part. We encourage you to read our Charter, our By-laws and the applicable provisions of Delaware General Corporation Law for additional information.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock. The total number of shares of capital stock authorized by the Charter is 75,500,000 shares, consisting of 75,000,000 shares of Common Stock and 500,000 shares of preferred stock, par value $1.00 per share. As of the date of this Exhibit, there were no shares of preferred stock issued and outstanding.

Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. No shareholders have cumulative voting rights in the election of directors.

Dividends. The Company may pay dividends as declared from time to time by the Board of Directors out of funds legally available for dividends, subject to certain restrictions. The holders of the Company’s Common Stock will be entitled to receive any dividends on the Common Stock in proportion to their holdings.

Rights in Liquidation. In the event of a liquidation, dissolution or winding up of the Company, each holder of Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company and after any required distribution to holders of any issued and outstanding preferred stock, a pro rata portion of all remaining assets of the Company.

No Preemptive Rights; No Redemption. Holders of shares of Common Stock are not entitled to preemptive rights with respect to any shares of any capital stock of the Company that may be issued. The Company’s Common Stock is not subject to call or redemption.

Certain Charter and By-laws Provisions.

There are provisions in the Company’s Charter and By-laws which are intended to discourage non-negotiated takeover attempts. These provisions are intended to avoid costly takeover battles and lessen the Company’s exposure to coercive takeover attempts at an unfair price, and are designed to maximize shareholder value in connection with unsolicited takeover attempts.

The Company’s Charter authorizes the Board of Directors to issue, without further shareholder approval, up to 500,000 shares of preferred stock with rights senior to those of our Common Stock, except as may be required with respect to a particular transaction by applicable law or by regulatory agencies having jurisdiction over the Company. The Board of Directors of the Company is permitted to establish from time to time the relative rights, designations, preferences and limitations or restrictions of the preferred stock. The preferred stock could be used to deter future attempts to gain control of the Company.

In addition, the Company’s Charter contains a provision which requires that certain business combinations be approved by the affirmative vote of either (a) the holders of three-fourths of the outstanding shares of Common Stock and a majority of the Board of Directors; or (b) the holders of two-thirds of the outstanding shares of Common Stock and two-thirds of the continuing Directors. These “supermajority” requirements could result in the Company’s Board exercising a stronger influence over any proposed takeover (subject to its fiduciary duties) by refusing to approve a proposed business combination and by obtaining sufficient additional votes, including votes obtained through the issuance of additional shares to parties friendly to their interests, to preclude the two-thirds or three-fourths shareholder approval requirement.

The Company’s Charter also provides that the above described provisions designed to protect the Company from unfriendly takeover attempts can only be amended by the affirmative vote of (a) holders of at least three-fourths of the outstanding shares of Common Stock and a majority of the Board of Directors, or (b) holders of at least two-thirds of the outstanding shares of Common Stock and two-thirds of the continuing directors.

Under the Charter, the shareholders of the Company are prohibited from approving corporate actions by a written consent in lieu of a meeting. Instead, any corporate action to be approved by the Company’s shareholders must be so approved at a shareholders’ meeting.